Exhibit (a)(1)(iv)

FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE PARTICIPANTS

TO:	[Participant]
FROM:	info@mail.infiniteequity.com
SUBJECT:	IMPORTANT NEWS: Launch of Option Exchange Program
DATE:	November 9, 2020

IMPORTANT NEWS - PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THIS PROGRAM, YOU MUST TAKE ACTION BY 9:00 P.M., PACIFIC TIME, ON DECEMBER 8, 2020.

We are pleased to provide details of the previously announced option exchange program. As you hold eligible options to purchase ordinary shares, we encourage you to carefully read the “Offer to Exchange Certain Outstanding Options to Purchase Ordinary Shares for a Number of Replacement Options” as well as the other offering materials contained in the Schedule TO we filed with the Securities and Exchange Commission on November 9, 2020, all of which are available on the option exchange website at www.myoptionexchange.com. These materials will help you to understand the risks and benefits of our exchange program and the terms and conditions of the offer.

OPTION EXCHANGE PROGRAM INFORMATION & WEBSITE

Below you will find a basic outline of the program. Please take the time to educate yourself about the program by reviewing the resources on the option exchange program website. If you choose to participate, you can elect to do so through this website as well. To log into the website, please go to www.myoptionexchange.com. Click on “Register as New User”, set your password, and check your email for the authentication code.

ELIGIBILITY

All employees of Prothena and its subsidiaries who remain continuously employed through the offering period and all non-employee directors of Prothena who remain in continuous service to Prothena through the offering period are eligible to exchange options granted prior to April 23, 2018, with exercise prices equal to or greater than $17.63.

EXCHANGE DETAILS

Options will be exchanged for new options covering a lesser number of shares than the option tendered for exchange The “exchange ratio” represents the number of shares underlying an eligible option that you must surrender in order to receive one share underlying an a new option. Exchange ratios vary based on exercise price and remaining term of the eligible option, and the exchange ratios applicable to your eligible options are available on the option exchange website.

Additional key features of the new options will include:

•	Type of Option: Non-qualified stock options (U.S.) or unapproved stock options (foreign).

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Vesting Period: Replacement options will be subject to a new initial one-year vesting period from the date of grant – a “cliff” vesting date. Upon the cliff vesting date, the portion of the replacement option corresponding to the portion of the surrendered option that would have been vested as of the cliff vesting date will vest, and any remaining unvested portion of the replacement option will vest on the same monthly schedule that previously applied to the surrendered eligible option (i.e., in substantially equal installments on the remaining original vesting dates).

•	Option Term: Replacement options will have a term equal to the remaining term of the surrendered eligible option.

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Exercise Price: Per share closing trading price of Prothena’s ordinary shares, as reported on The Nasdaq Global Select Market, on the replacement option grant date, which we currently expect to be December 8, 2020, the date the offering period expires.

TIMING

•	The offering period begins now and will end at 9:00 p.m., Pacific Time, on December 8, 2020, unless Prothena is required or decides to extend the offering period to a later date.

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Individuals who wish to participate in the option exchange program must elect to participate during this window through the option exchange program website. We will not accept any elections after 9:00 p.m., Pacific Time, on December 8, 2020, unless Prothena is required or opts to extend the offering period to a later date.

•	Based on our expected timeline, participants will be granted a replacement option in exchange for each eligible option tendered for exchange on December 8, 2020.

HOW TO LEARN MORE

The election period for this program begins today. There are many things to consider when deciding whether or not to participate in this program, and we encourage you to carefully read the offering materials before deciding to participate. Please review the option exchange program website for more information and instructions on how to elect to participate in the program, change a prior election and withdraw your election before the end of the election period.

Prothena will also be holding a virtual town hall during the time listed below to provide an overview of the option exchange program. The date and time for this meeting will be November 10, 2020, at 11:30 A.M. to 1:00 P.M. Pacific Time, and further meeting details will be shared via a separate calendar invitation.

NO PROTHENA EMPLOYEE IS AUTHORIZED TO MAKE ANY RECOMMENDATION ON YOUR BEHALF AS TO YOUR CHOICES. AS A RESULT, YOU MAY WISH TO CONSULT WITH YOUR PERSONAL FINANCIAL, LEGAL AND/OR TAX ADVISORS AS PART OF YOUR DECISION-MAKING PROCESS.

For those employees residing outside the United States, we urge you to educate yourselves about the financial and tax consequences of participating in this exchange by consulting with an appropriate advisor. Prothena makes no representations regarding the financial or tax consequences of your participation in this offer.

If you have any questions about the exchange program, please contact OptionExchange@prothena.com.